FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated April 20, 2007 (“T-Mobile USA Launches the Performance-Driven BlackBerry 8800")

News Release dated April 23, 2007 (“RIM Announces New BlackBerry Application Suite for Windows Mobile-based Devices")

News Release dated April 25, 2007 (“Verizon Wireless Announces the Next Evolution in Global Connectivity: the BlackBerry 8830 World Edition Smartphone and Global BlackBerry Service")

Page No 3 3 5

Document 1

FOR IMMEDIATE RELEASE

T-Mobile USA Launches the Performance-Driven BlackBerry 8800

Bellevue, Wash. and Waterloo, ON — April 20, 2007 — T-Mobile USA, Inc and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 8800, a slim, performance-driven handset aimed at users who want a phone with both power and style. The BlackBerry 8800 allows users to stay connected and productive while on the go.

The BlackBerry 8800 complements the popularity of the BlackBerry® Pearl™, providing customers with a proven mobile experience in a slim design with a full QWERTY keyboard. The BlackBerry 8800 includes support for up to 10 work and personal e-mail accounts (including the most popular ISP e-mail accounts), a built-in multimedia player for music and video, and full HTML web browsing. Premium features also are included such as Bluetooth® 2.0 support for hands-free use with headsets, car kits and Bluetooth peripherals, RIM’s user-friendly trackball navigation system, noise cancellation for enhanced audio performance, and a microSD expandable memory slot for storage.

Operating on T-Mobile’s EDGE network, the quad-band BlackBerry 8800 offers T-Mobile’s myFaves* experience to easily stay in touch with those who matter most, and incorporates built-in GPS (Global Positioning System) to support location-based applications. BlackBerry Maps is included, which provides on-screen driving directions with the ability to track the route via the GPS, and also makes it easy for customers to generate a map directly from their BlackBerry Address Book.

“The BlackBerry 8800 delivers best-in-class technology in a thin and stylish design,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Combined with T-Mobile’s nationwide network, the BlackBerry 8800 delivers exceptional functionality, usability and battery life to provide an uncompromising mobile solution.”

“T-Mobile is committed to delivering an exceptional customer experience with our innovative products and services,” said Jeff Hopper, Vice President of Marketing, T-Mobile USA. “The BlackBerry 8800 complements the highly successful BlackBerry Pearl with a powerful range of tools and capabilities that lets our customers stay connected, in business and personal environments, with those that matter most.”

The BlackBerry 8800 from T-Mobile USA features:

o	A large screen with ultra-bright 320 x 240 color display
o	Dimensions: 4.49 x 2.60 x 0.55 inches and 4.73 oz
o	Expandable memory via microSD expansion slot
o	Instant messaging clients: AOL®, Yahoo!® MSN® and ICQ®
o	Multimedia player with music and audio capabilities
o	High performance HTML browser for visiting your favorite web sites**
o	Highly tactile, full QWERTY keyboard
o	Intuitive user interface with an easy-to-use trackball
o	Intuitive call management features such as smart dialing, conference calling, speed dialing, and call forwarding
o	Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated ‘send’, ‘end’, and ‘mute’ keys, speakerphone, and Bluetooth® support for hands-free use with headsets, car kits and Bluetooth peripherals
o	Quad-band GSM/GPRS (800/900/1800/1900) and EDGE network support for international roaming
o	Support for polyphonic, mp3 and MIDI ring tones o BlackBerry® Internet Service — allows access to up to 10 personal and corporate email accounts, including most popular ISP email accounts
o	BlackBerry® Enterprise Server support — integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® environments and features a new set of IT policy controls for managing the handset’s features and usage.
o	The BlackBerry 8800 from T-Mobile USA will be available beginning Monday, April 23 through select channels, including www.t-mobile.com or by calling 1-800-T-MOBILE. For more information, please visit www.t-mobile.com or www.blackberry8800.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, one of the world’s leading companies in mobile communications, and the mobile telecommunications subsidiary of Deutsche Telekom AG.  At the end of December 2006, more than 106 million mobile customers were served by companies of the Deutsche Telekom group — 25 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most successful digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. Multiple independent research studies continue to rank T-Mobile highest, in numerous regions throughout the U.S., in wireless call quality and wireless customer care. For more information, please visit the company’s Web site at www.t-mobile.com. T-Mobile® is a federally registered trademark of Deutsche Telekom AG. Stick together is a service mark of T-Mobile USA, Inc.

_________________

Media Contacts:
T-Mobile USA Media Relations
425.378.4002
mediarelations@t-mobile.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

*Additional subscription fees may apply ** Not all sites optimized for mobile browsers

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Neither RIM nor T-Mobile assumes any liability or makes any representation, warranty or guarantee in relation to third-party products or services.

Document 2

April 23, 2007

FOR IMMEDIATE RELEASE

RIM Announces New BlackBerry Application Suite for Windows Mobile-based Devices

New Software Will Deliver Virtual BlackBerry Solution

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to expand its support for Windows Mobile®-based devices with a new software application suite that will enable devices from third-party manufacturers to benefit from the popular BlackBerry® software applications and services*. RIM plans to begin offering the new software application suite later this year for select devices based on Windows Mobile 6. Once installed, the software will provide users with a virtual BlackBerry application experience, including support for BlackBerry email, phone, calendar, address book, tasks, memos, browser, instant messaging and other applications developed for the BlackBerry platform. Devices running the BlackBerry application suite will be able to connect to BlackBerry services via BlackBerry® Enterprise Server as well as BlackBerry® Internet Service.

“Extending BlackBerry applications to a broader range of devices is an important element of RIM’s strategy to provide an open platform that supports industry standards and addresses the various needs of our customers and partners,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “This new software will provide a range of important benefits, including easier support of Windows Mobile-based devices within BlackBerry Enterprise Server environments, a consistent user interface for BlackBerry applications across various devices, and the ability to run third-party applications developed for the BlackBerry platform.”

The new BlackBerry application suite will complement existing Windows Mobile 6 functionality and will appear as an icon on the screen in the same manner as other third-party applications. Upon clicking the BlackBerry icon, a suite of BlackBerry applications will load and will feature the familiar user interface of a BlackBerry smartphone. The device’s existing Windows Mobile applications are preserved, allowing the user to easily and quickly switch between the Windows Mobile applications and the BlackBerry application suite.

“RIM’s decision to expand its support for Windows Mobile will resonate well with customers, developers and carriers alike,” said Carrie MacGillivray, Senior Analyst, Mobile Enterprise Network Services, IDC. “Security, manageability, usability, international coverage, network efficiency, mobile application support, back-end integration and device selection are all important considerations for a wireless platform and RIM continues to invest in the BlackBerry platform on all fronts.”

— more —

“AT&T and RIM have enjoyed a long and successful history providing customers with innovative products and services. AT&T is a world leader in providing BlackBerry-based wireless solutions and we look forward to building on that momentum with RIM,” said Michael Woodward, Executive Director, Mobile Professional Solutions, for AT&T. “The market for wireless email and other wireless applications is growing rapidly and we view RIM’s broadening support for Windows Mobile, with new feature-rich and IT-friendly BlackBerry software, as another positive catalyst that will further expand the appeal of the BlackBerry platform with customers.”

Key benefits of running the new BlackBerry application suite on a Windows Mobile-based device will include:

o	The added benefit of BlackBerry applications, such as email, phone, text messaging, browser, instant messaging and organizer with a consistent user interface and messaging experience.
o	BlackBerry "push" technology - messages and information updates can be delivered automatically to the Windows Mobile-based device, enabling users to be more responsive to colleagues, clients, friends and family.
o	Support for BlackBerry® Mobile Data System (BlackBerry MDS) allowing organizations to develop their own BlackBerry applications or deploy third-party BlackBerry applications that can run on Windows Mobile-based devices as well as BlackBerry smartphones.
o	Support for various input methods, including QWERTY keyboards, 5-way navigation, touch screen and stylus operation so users can continue to use the unique hardware features of their Windows Mobile-based device.
o	Support on BlackBerry® Internet Service, which provides push-based email from up to 10 supported email accounts (including most popular ISP accounts), attachment viewing and web browsing with optimized wireless efficiency.
o	Support on BlackBerry® Enterprise Server, which tightly integrates with Microsoft® Exchange, IBM® Lotus® Domino® or Novell® GroupWise® to provide synchronized, push-based wireless access to email and other corporate data with the industry's most advanced security features, over-the-air IT policy enforcement capabilities and optimized wireless efficiency.

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 515-1924
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

        * The BlackBerry application suite will be available for select Windows Mobile 6 based devices. Check with your service provider for availability.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

FOR IMMEDIATE RELEASE

April 25, 2007

MEDIA CONTACTS:

Brenda Boyd Raney
Verizon Wireless
908.559.7518
Brenda.Raney@verizonwireless.com

Marisa Conway
Brodeur for RIM
212.515.1924
mconway@brodeur.com

VERIZON WIRELESS ANNOUNCES THE NEXT EVOLUTION IN GLOBAL CONNECTIVITY: THE BLACKBERRY 8830 WORLD EDITION SMARTPHONE AND GLOBAL BLACKBERRY SERVICE

First CDMA/GSM BlackBerry Smartphone, Coupled with Always-On Global E-Mail and 24/7 Help Desk, Keeps Travelers Connected In More Than 60 Countries

BASKING RIDGE, N.J.and WATERLOO, Ontario – Verizon Wireless, operator of the nation’s most reliable wireless network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today introduced the first Global CDMA/GSM BlackBerry®.The BlackBerry 8830 World Edition smartphone will be available on May 14 through Verizon Wireless’ business sales channels and in Verizon Wireless Communications Stores on May 28.

In addition, Verizon Wireless announced the May 14 availability of its new Global BlackBerry service, an “always-on, always connected” wireless e-mail solution that provides quick, easy access to e-mail, contacts, calendar, organizer and the Web while on-the-go. With the BlackBerry 8830 World Edition smartphone and Global BlackBerry service from Verizon Wireless, customers get wireless e-mail and the convenience of one local number for domestic and international use in Australia, Europe, parts of Africa, Asia, Latin America, the Middle East and North America.

Verizon Wireless’ new Global BlackBerry service allows customers to place and receive voice calls from more than 150 countries and send and receive e-mails in the United States, Canada and more than 60 countries worldwide. With Global BlackBerry service, Verizon Wireless customers receive the Global Support Pack, which includes a SIM card, a user reference guide and details on accessing the Global Help Desk for 24-hour customer support, seven days a week. Customers also receive a calling card for free support calls while traveling outside of the U.S. from any landline phone to technical support if the BlackBerry 8830 is lost, broken or stolen.

“The BlackBerry 8830 with Verizon Wireless’ Global BlackBerry service will set a new standard for global wireless service,” said Mike Lanman, vice president and chief marketing officer of Verizon Wireless. “Customers leave the U.S. with the ultimate productivity tool enhanced by a service and support package they won’t find anywhere else in the industry. This is the gold standard for the international enterprise, and with its unique blend of form, function and value, we expect this device to quickly become our top selling BlackBerry for domestic use as well.”

“The BlackBerry 8830 is built on an exciting new device platform that combines CDMA and GSM/GPRS roaming support with the latest in industrial design and functional innovations,” said Mike Lazaridis, president and co-chief executive officer at Research In Motion. “This innovative and stylish smartphone includes all the benefits that users have come to love about the BlackBerry solution along with a compelling new global service from Verizon Wireless.”

The BlackBerry 8830 provides an international option for enterprise customers of all Verizon Business groups. The Verizon branded companies offer customers a portfolio of wired and wireless solutions inclusive of the recently announced BroadbandAccess Router Service.

Features and Pricing for the BlackBerry 8830 World Edition Smartphone and Global BlackBerry Service

The new BlackBerry 8830 World Edition smartphone packs the latest features into a stylish global device and offers the following capabilities and features:

o	EV-DO/GPRS network connection for high-speed data transfer in more than 60 countries
o	GSM/GPRS (900/1800 MHz) for continued voice and e-mail while traveling internationally
o	Auto-selection of CDMA/GSM Mode
o	Thin form factor of just 14mm for both style and easy handling
o	New Trackball navigation system
o	Media player
o	Expandable memory option with microSD™ card (sold separately)
o	Speakerphone
o	Bluetooth®capabilities for certain profiles inclusive of hands-free, dial-up networking and serial port Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD)
o	Instant Messaging capabilities for quick and easy communication

The BlackBerry 8830 World Edition smartphone will be available in May for $299.99 after a $100 rebate with a new two-year customer agreement. An additional $100 credit toward the purchase of the device is available for customers who sign up for qualifying voice and data plans at the time of purchase.

Customers signing up for Global BlackBerry service will get unlimited e-mail in the United States, Canada and more than 60 countries worldwide for $64.99 monthly access with a qualifying voice plan, or for $69.99 monthly access without a voice plan. Customers can also add a “Pay As You Go” data feature to any qualifying voice plan for an additional $20 per Megabyte. Customers wanting to use the BlackBerry 8830 for e-mail solely in the U.S. may opt for an unlimited e-mail plan beginning at $49.99 monthly access.

Customers may request more information on the BlackBerry 8830 World Edition smartphone and Global BlackBerry service from Verizon Wireless at www.verizonwireless.com/global. For more information on BlackBerry devices from Verizon Wireless, visit www.verizonwireless.com/blackberry. Business customers should contact a Verizon Wireless Business Sales Representative directly at 1-800-VZW-4-BIZ.

_________________

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable wireless voice and data network, serving more than 59 million customers. The largest US wireless company and largest wireless data provider, based on revenues, Verizon Wireless is headquartered in Basking Ridge, N.J., with 65,000 employees nationwide. The company is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD). Find more information on the Web at www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 25, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Chief Accounting Officer